UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 21, 2025

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In the Matter of

RiceBran Technologies
25420 Kuykendahl Rd., Suite B300
Tomball, TX 77375

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-278835

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   RiceBran Technologies filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   RiceBran Technologies has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 21, 2025.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

         Anne Parker
         Office Chief